

June 2, 2009

By Facsimile ((949) 475-4703) and U.S. Mail

Michelle A. Hodges, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612

>   **Re: Emulex Corporation**
>   **Schedule 14D-9/A filed May 27, 2009**
>   **File No. 005-34050**
>
>   **Revised Preliminary Proxy Statement**
>   **Filed May 27, 2009**
>   **File No. 001-31353**
>
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed May 26, 2009**
>   **File No. 001-31353**

Dear Ms. Hodges:

We have reviewed your filings and have the following comments.

Schedule 14D-9/A

The Solicitation or Recommendation – Reasons for the Recommendation, page 14

1.   Refer to our prior comment 4. Please disclose the substance of your response. Additionally, provide us supplementally support for the information included in clause (3) of the second paragraph of your response.

Revised Preliminary Proxy Statement

Reasons to Reject Broadcom's Proposals, page 1

2.   Please revise your disclosure to include the substance of your response to the last bullet point in prior comment 10.

Soliciting Materials filed pursuant to Rule 14a-12 filed May 26, 2009

3.   Please provide us supplemental support for the following statements in your soliciting materials:

- relating to the "feedback [you] have been receiving from many" of your security holders regarding your "value creation strategy,"

- the "broad support" for your board's unanimous recommendation to reject Broadcom's offer,

- that the security holders you "have spoken with that [they] agree that Broadcom's offer significantly undervalues Emulex and that it is an opportunistic attempt to capture significant value that rightly belongs to" them.

- that ". . .industry leading OEMs are signing up with [you] in this exciting new growth opportunity [the converged networking market], which demonstrates a clear validation of our unique approach to the emerging 10Gb/s Ethernet market."

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*, your assertions or beliefs that:

- Broadcom's nominees to your board, if elected, will pursue Broadcom's "self-serving agenda of acquiring Emulex on-the-cheap to the detriment of Emulex's stockholders."

- ". . . providing [a] consent to Broadcom will increase Broadcom's leverage and provide no benefit to . . ." Emulex's security holders.

5.   Please provide us a supplemental copy of the report from Needham & Company you cite in this correspondence with the cited language marked.

6.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure in paragraphs 4, 9 (lead-in language and fourth bullet point), 10, 26, and 29-34 of the complaint filed as soliciting materials on May 26, 2009.

7.   On a related matter, we note that the language quoted in paragraph 33 from the November 22, 2002 article in *Light Reading* includes only a portion of the language appearing in the article: we note that the complete quote is "It's closed. You're right, it was originally NewPort Comm. Everyone's laid off, except FAEs and Sales. They also took reductions in force; **some volunteered for that**. If you need someone or something, let me know, perhaps I can help. I have a few home #s etc." (emphasis added on omitted language). Please revise this statement and all other quoted language to include all additional language that would provide context to the selected disclosure or that would clarify any qualifications made by the cited sources. In this respect, refer also to the quote attributed to Mr. Samueli in paragraph 34.

Closing Information

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions